As filed with the Securities and Exchange Commission on April 29, 2013

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

BG MEDICINE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2835	04-3506204
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

610 Lincoln Street North

Waltham, Massachusetts 02451

(781) 890-1199

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Eric Bouvier

President and Chief Executive Officer

BG Medicine, Inc.

610 Lincoln Street North

Waltham, Massachusetts 02451

(781) 890-1199

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William T. Whelan, Esq.

Linda K. Rockett, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(617) 542-6000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.001 per share	4,106,071(1)	$1.72(2)	$7,062,442.12	$963.32

(1)	Represents 132,743 shares of Common Stock, par value $0.001 per share, or Common Stock, currently outstanding, and 3,973,328 shares of Common Stock that are issuable pursuant to a common stock purchase agreement with the selling stockholder named herein. Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this Registration Statement also covers any additional shares of Common Stock which may become issuable to prevent dilution from stock splits, stock dividends and similar events.
(2)	Pursuant to Rule 457(c), calculated on the basis of the average ($1.7197) of the high and low prices per share of the registrant’s Common Stock reported on the NASDAQ Global Market on April 24, 2013.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SECURITY HOLDER IDENTIFIED IN THIS PROSPECTUS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED APRIL 29, 2013

PRELIMINARY PROSPECTUS

BG MEDICINE, INC.

4,106,071 shares of Common Stock

This prospectus covers the sale of an aggregate of 4,106,071 shares of our common stock, $0.001 par value per share, or the Common Stock, by Aspire Capital Fund, LLC, referred to herein as Aspire Capital or the Selling Stockholder.

The prices at which the Selling Stockholder may sell the shares of Common Stock will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of the shares by the Selling Stockholder. However, we may receive up to $12 million in gross proceeds, from the sale of our Common Stock to the Selling Stockholder, pursuant to a common stock purchase agreement entered into with the Selling Stockholder on January 24, 2013, or the Purchase Agreement, after the registration statement, of which this prospectus is a part, is declared effective.

The Selling Stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended. We will bear all reasonable expenses incident to the registration of the shares under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the Selling Stockholder. Any transfer taxes payable on these shares and any commissions and discounts payable to underwriters, agents, brokers or dealers will be paid by the Selling Stockholder.

The Company’s Common Stock is traded on the NASDAQ Global Market under the symbol “BGMD”. On April 26, 2013, the closing sale price of our Common Stock on the NASDAQ Global Market was $1.69 per share. Our principal executive offices are located at 610 Lincoln Street North, Waltham, Massachusetts 02451 and our telephone number is (781) 890-1199.

Investing in our securities involves risks. You should carefully consider the risk factors beginning on page 11 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2013

You should read this prospectus, any applicable prospectus supplement and the information incorporated by reference in this prospectus before making an investment in the securities of BG Medicine, Inc. See “Where You Can Find More Information” on page 20 for more information. You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. The Company has not authorized anyone to provide you with different information. This document may be used only in jurisdictions where offers and sales of these securities are permitted. You should assume that information contained in this prospectus, or in any document incorporated by reference, is accurate only as of any date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Unless otherwise noted in this prospectus, (1) the term “BG Medicine” refers to BG Medicine, Inc., a Delaware corporation, (2) the terms “BG Medicine,” the “Company,” “we,” “us,” and “our,” refer to the ongoing business operations of BG Medicine, and (3) the term “Common Stock” refers to shares of BG Medicine, Inc.’s Common Stock and the term “stockholder(s)” refers to the holders of Common Stock or securities exercisable for Common Stock.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into it contain, in addition to historical information, certain information, assumptions and discussions that may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We have made these statements in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected or anticipated. Although we believe our assumptions underlying our forward-looking statements are reasonable as of the date of this prospectus, we cannot assure you that the forward-looking statements set out in this prospectus will prove to be accurate. We typically identify these forward-looking statements by the use of forward-looking words such as “expect,” “potential,” “continue,” “may,” “will,” “should,” “could,” “would,” “seek,” “intend,” “plan,” “estimate,” “anticipate” or the negative version of those words or other comparable words. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•

our estimates of future performance, including the commercialization and sales of the microplate and automated versions of our galectin-3 test, other indications for our galectin-3 test and our CardioSCORE test;

•	our ability to successfully market, commercialize and achieve widespread market penetration for our cardiovascular diagnostic tests;

•

our ability to conduct the clinical studies required for regulatory clearance or approval and to demonstrate the clinical benefits and cost-effectiveness to support commercial acceptance of our products;

•	the timing, costs and other limitations involved in obtaining regulatory clearance or approval for any of our products;

•	the potential benefits of our cardiovascular diagnostic tests over current medical practices or other diagnostics;

•	willingness of third-party payers to reimburse for the cost of our tests;

•	estimates of market sizes and anticipated uses of our cardiovascular diagnostic tests;

•	our ability to enter into collaboration and distribution agreements with respect to our cardiovascular diagnostic tests and the performance of our partners under such agreements;

•	our ability to obtain and maintain intellectual property protections for our products and operate our business without infringing upon the intellectual property rights of others;

•	the expected timing, progress or success of our development and commercialization efforts;

•	our ability to successfully obtain sufficient and appropriate blood samples for our validation tests in support of our regulatory filings for our cardiovascular tests;

•	our ability to obtain additional financing on terms acceptable to us;

•	the success of competing cardiovascular diagnostic tests that are or become available;

•	regulatory developments in the United States and other countries in which we sell or plan to sell our tests;

•	the performance of our third-party suppliers and the manufacturer of our galectin-3 tests;

•	our ability to service the principal and interest amounts payable under our secured term loan facility; and

ii

•	our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements and our needs for additional financing;

•	our ability to attract and retain key personnel; and

•	our ability to sell shares of our Common Stock to Aspire Capital under the terms of our Purchase Agreement with them.

This prospectus also contains estimates and other statistical data provided by independent parties and by us relating to market size and growth and other industry data. These and other forward-looking statements made in this prospectus are presented as of the date on which the statements are made. We have included important factors in the cautionary statements included in this prospectus, particularly in the section entitled “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any new information, future events or circumstances that may affect our business after the date of this prospectus. Except as required by law, we do not intend to update any forward-looking statements after the date on which the statement is made, whether as a result of new information, future events or circumstances or otherwise.

iii

PROSPECTUS SUMMARY

This summary highlights some information from this prospectus. It may not contain all the information important to making an investment decision. You should read the following summary together with the more detailed information regarding our Company and the securities being sold in this offering, including “Risk Factors” and other information incorporated by reference herein.

Our Business

We are a diagnostics company focused on the development and commercialization of novel cardiovascular diagnostic tests to address significant unmet medical needs, improve patient outcomes and contain healthcare costs. We are currently commercializing two diagnostic tests, the first of which is the BGM Galectin-3® test, a novel assay for measuring galectin-3 levels in blood plasma or serum for use as an aid in assessing the prognosis of patients diagnosed with heart failure. Our second diagnostic test is the CardioSCORE™ test, which is designed to identify individuals at high risk for near-term, significant cardiovascular events, such as heart attack and stroke. We have chosen to focus our business on blood-based tests due to the ease and low cost of access to evaluable samples for testing and the opportunity for repeat sampling to monitor changes in a patient’s medical condition. We believe that our diagnostic tests will provide clinicians with improved information to better detect and characterize disease states and that this information may enable physicians to achieve better patient outcomes and contain healthcare costs through, for example, earlier diagnosis, segmentation based on underlying disease processes, more accurate prognosis, more personalized treatment selection or monitoring of disease based on disease activity.

BGM Galectin-3 test

Galectin-3, a member of the galectin family of proteins, is a biomarker that has been shown to play an important role in heart failure. Heart failure is a condition caused by a combination of diseases or factors that damage or overwork the heart muscle, resulting in its inability to pump blood efficiently to meet the requirements of other body organs. This condition often leads to serious medical complications and is a leading cause of death. According to the American Heart Association, heart failure affects an estimated 5.1 million Americans, with approximately 670,000 new cases occurring each year. The prevalence and incidence of heart failure in Europe are similar and the European Society of Cardiology estimates that among the 51 countries it represents, there are at least 15 million individuals diagnosed with heart failure. In the United States alone, heart failure is expected to cost the healthcare system an estimated $32 billion in 2013.

The BGM Galectin-3 test is available in the United States for use as an aid in assessing the prognosis of patients diagnosed with chronic heart failure and in Europe for use as an aid in assessing the prognosis of patients diagnosed with chronic heart failure or acute heart failure, and for screening individuals in the general adult population who are at risk for developing new-onset heart failure. We and our partners are also actively engaged in expanding the availability and intended uses of the BGM Galectin-3 test in the United States, Europe and other countries throughout the world.

CardioSCORE test

According to the American Heart Association, an estimated 82.6 million American adults (approximately 1 in 3) have one or more types of cardiovascular disease and it is the leading cause of death in the United States. Between 2012 and 2030, total direct medical costs of cardiovascular disease are projected to triple, from $309 billion to $834 billion. Most major cardiovascular events occur in individuals with low or intermediate risk profiles according to traditional risk factor-based approaches recommended in the United States and Europe. For example, in the Framingham Heart Study, the Physicians’ Health Study, the Women’s Health Study and the Northwick Park Heart Study, more than 75% of all coronary events occurred in individuals inaccurately categorized as low or intermediate risk and who, consequently, may not have been offered optimal preventive therapy.

The CardioSCORE test is used to identify patients at elevated risk for near term major cardiovascular events and death. The CardioSCORE test is a proprietary in vitro diagnostic multi-analyte assay that measures the levels of multiple biomarkers in blood, and integrates the results to yield a single numerical score that is related to an individual’s near-term risk. Our development work indicates that the CardioSCORE test has the potential to offer significant improvement over conventional risk factor-based assessments, such as the Framingham Risk Score, to measure an individual’s risk for major cardiovascular events and death. We expect to launch the CardioSCORE test in Europe in 2013.

2012 Highlights

Since having received 510(k) clearance from the FDA for our first product, the BGM Galectin-3 test, in November 2010, we have evolved from a mass spectrometry-based biomarker discovery and research organization to a commercial diagnostics company. To support our transition to a commercial diagnostics company, in 2012 we made extensive changes to our senior leadership team by replacing many former members with executives from medical device and in vitro diagnostics companies and adding those with specific cardiovascular marketing and sales experience. As a result, we increased the availability of galectin-3 testing by increasing our arrangements with specialized and national reference laboratory providers from three to seven, including coverage in China. In the fourth quarter of 2012, we implemented a strategic reorganization to eliminate our early stage biomarker discovery activities in order to re-focus our resources on building additional commercialization capabilities.

In November 2012, we revised our commercial strategy to speed the adoption and increase the sales of the microplate version of the BGM Galectin-3 test by focusing on the increasingly urgent need for hospitals to reduce their rates of unplanned patient readmissions, in response to new guidelines from CMS that went into effect on October 1, 2012. The guidelines seek to reduce the number of unplanned readmissions by imposing financial penalties on hospitals and other healthcare providers, expected to reach an aggregate of nearly $300 million in 2013 and nearly $1 billion by 2015, if reductions in readmission rates are not made. It has been demonstrated that heart failure patients with elevated levels of galectin-3 are two-to-three times more likely than other heart failure patients to be readmitted to the hospital within 30 days of discharge. Therefore, we believe that identifying these high-risk patients through galectin-3 testing is a potentially valuable and cost-effective tool in hospitals’ strategies to reduce unplanned 30-day readmissions.

Also as part of our revised strategy, we are transforming our current field sales force from an awareness- and education-focused organization into one with a sales mission and growth strategy. Our new field sales force will focus initially on promoting galectin-3 testing at a core group of hospitals with higher-than-average readmission rates, which are at risk of incurring significant financial penalties due to the new CMS rules. We expect that these initiatives will expand operating margins and reduce operating cash burn in 2013.

Our Strategy

Our two diagnostic products, the BGM Galectin-3 test and the CardioSCORE test, are in the early stages of commercialization. Our ultimate goals are to make each of these cardiovascular diagnostic tests a clinical standard of care in the stratification and prognosis of heart failure patients and in the assessment of near-term risk for significant atherothrombotic events, such as heart attack and ischemic stroke, respectively. We plan to achieve these goals by providing physicians with better information for the diagnosis, prognosis, treatment, and monitoring of disease, which we believe will result in improved patient outcomes and more efficient use of healthcare resources. We have built scientific and medical support functions to drive physician awareness and utilization of our products through additional studies and publications and key opinion leader engagement, as well as assisting in the positioning of our tests in patient management guidelines. We intend to retain primary responsibility for our diagnostic tests through our various commercial activities, including the development of new indications, management of intellectual property rights, marketplace education, market development and reimbursement strategies and plans.

BGM Galectin-3 test

The key elements of our strategy for the BGM Galectin-3 test include expanding global market adoption in our first FDA-cleared indication, chronic heart failure, by driving demand for the BGM Galectin-3 test initially through our partnerships with national specialized and reference laboratory providers for the microplate version of the test. We will also provide widespread access, broad customer acceptance and clinical adoption of our galectin-3 test by leveraging our partnerships with four leading diagnostic instrument manufacturers (Abbott, bioMérieux, Alere and Siemens) to offer automated versions of our galectin-3 test on their broad, worldwide installed base of instrumentation.

CardioSCORE test

Our strategic goal for the CardioSCORE test is to successfully launch it in the United States and Europe as soon as possible. In December 2012, we obtained a CE Mark for the CardioSCORE test and we expect to launch the CardioSCORE test initially in Europe, through one or more specialty laboratory partners, in the first half of 2013. In December 2011, we submitted a 510(k) to the FDA in order to obtain regulatory clearance to market the CardioSCORE test in the United States as an aid in the assessment of near-term risk for significant cardiovascular events, such as heart attack and stroke. The FDA requested that we conduct a medical adjudication process with an independent clinical endpoint committee to verify certain outcomes of our clinical validation study. We have had ongoing dialogue with the FDA regarding the information that it would require in a new 510(k) and as a result of these interactions, we are currently planning to submit a new 510(k) for which the intended use would be to aid in the assessment of near-term risk for death due to cardiovascular causes, pending the results of the study endpoint adjudication process in 2013. The results of the study endpoint adjudication process will then guide our regulatory and commercial strategy for the CardioSCORE test. Although our primary goal is to seek FDA 510(k) clearance, we are also in the process of evaluating alternative regulatory and commercialization strategies for the U.S. market should the FDA 510(k) process become more protracted.

Our Products

The following table lists our products and the indications for each, which are described in greater detail below:

Test / Disease Area	Indications	Regulatory and Commercial Status
BGM Galectin-3® test Chronic Heart Failure — microplate version (first indication)	An aid in assessing the prognosis of chronic heart failure	— Marketed in the U.S. and Europe — FDA 510(k) cleared November 2010 — CE Mark obtained October 2009

Galectin-3 test Chronic Heart Failure — automated versions (Abbott, bioMérieux, Alere, Siemens) (first indication)	An aid in assessing the prognosis of chronic heart failure	— Marketed in Europe by bioMérieux and Abbott — CE Mark obtained by bioMérieux January 2013 and Abbott April 2013 — Abbott expected FDA 510(k) resubmission in H2 2013

BGM Galectin-3® test Acute Heart Failure — microplate version (extension of first indication)	An aid in assessing the prognosis of acute heart failure	— Marketed in Europe — CE Mark obtained October 2009 — Expected FDA 510(k) submission in 2013

BGM Galectin-3® test New-onset Heart Failure Risk —microplate version (second indication)	An aid to identify individuals at elevated risk of developing heart failure	— Marketed in Europe — CE Mark obtained May 2012

CardioSCORE™ test Near-term Cardiovascular Event Risk	An aid to identify individuals at elevated risk of near-term cardiovascular events	— CE Mark obtained December 2012 — Expected launch in H1 2013

CardioSCORE™ test Near-term Death and Cardiac Risk from Acute Atherothrombosis	An aid to identify individuals at elevated risk of cardiovascular death	— Preparing FDA 510(k) submission

Creating New Clinical Paradigms in Cardiology

We believe our products address significant unmet medical needs in cardiovascular medicine and enable the following promising new clinical paradigms:

➢

Segmenting Heart Failure. Segmenting patients based on the underlying cause of heart failure to enable more clinically-effective and cost-effective personalized clinical management of patients, including selecting therapies for certain patients.

➢	Finding Subclinical Heart Failure. Identifying individuals at elevated risk for heart failure before the manifestation of the common signs and symptoms of heart failure.

➢

Identifying Individuals at Elevated Risk for Near-Term Cardiovascular Events. Testing for biomarkers related to atherosclerosis to identify and treat those at elevated risk for near-term major cardiovascular events.

BGM Galectin-3 Test

Overview

The BGM Galectin-3 test is a novel assay for measuring galectin-3 levels in blood plasma or serum. Galectin-3, a member of the galectin family of proteins, is a biomarker that has been shown to play an important role in heart failure. Heart failure is a condition caused by a combination of diseases or factors that damage or overwork the heart muscle, resulting in its inability to pump blood efficiently to meet the requirements of other body organs. This condition often leads to serious medical complications and is a leading cause of death. According to the American Heart Association, heart failure affects an estimated 5.1 million Americans, with approximately 670,000 new cases occurring each year. The European Society of Cardiology estimates that among countries that it represents there are at least 15 million individuals diagnosed with heart failure. In the United States alone, heart failure is expected to cost the healthcare system an estimated $32 billion in 2013.

We have measured galectin-3 in more than twelve studies involving over 8,000 patients with chronic or acute heart failure. In these studies, galectin-3 was found to be a strong independent predictor of mortality or unplanned hospitalization, the primary endpoints of the studies. We believe that the data from these studies indicate that heart failure patients with high levels of galectin-3 have a more progressive form of the disease, which we refer to as galectin-3-dependent heart failure. We believe that our galectin-3 test provides physicians with meaningful information that may lead to more clinically-effective and cost-effective management of heart failure patients.

This test is available in the United States for use as an aid in assessing the prognosis of patients diagnosed with chronic heart failure and in Europe for use as an aid in assessing the prognosis of patients diagnosed with chronic heart failure or acute heart failure, and for screening individuals in the general adult population who are at risk for developing new-onset heart failure. The test is available in two versions, a microtiter plate version, which we refer to as the microplate version, and automated immunoassay versions, which we refer to as automated versions.

Microplate Version

A microplate version of the BGM Galectin-3 test received 510(k) clearance from the U.S. Food and Drug Administration, or FDA, in late 2010 for use in patients with chronic heart failure who are at increased risk for hospitalizations or death based on elevated levels of galectin-3. The test is commercially available in the United States, as well as in Europe under a CE Mark, which was obtained in October 2009. The infrastructure for performing microplate tests typically exists at large and midsize clinical reference laboratories and large hospitals, which must be certified by the U.S. Department of Health and Human Services for high-complexity diagnostics under the Clinical Laboratory Improvement Amendments, or CLIA. Smaller hospitals and clinics can order galectin-3 testing for their patients from those institutions that are able to perform and offer galectin-3 testing. Patients can have their blood drawn at a physician’s office and shipped to the more advanced institutions for analysis. The microplate version of our test is being marketed in the United States through several regional and national laboratory testing facilities and in Europe through our distribution partner.

In the United States, the payment rate at which the microplate version of the BGM Galectin-3 test is reimbursed by the Centers for Medicare and Medicaid Services, or CMS, is $17.80 per test. This payment rate was assigned by CMS under a new, analyte-specific Current Procedural Terminology, or CPT, code, which took effect on January 1, 2013 for the 2013 fee schedule. We are in the process of applying to CMS to request a higher payment rate for the 2014 fee schedule, though there can be no assurance that we will be successful obtaining a higher rate.

As part of our commercial strategy for galectin-3 testing, we have taken steps to open our own clinical laboratory certified under CLIA in order to increase sales of the microplate version of the BGM Galectin-3 test and other cardiovascular diagnostic tests we may offer. Subject to receipt of the requisite licensure from the

Commonwealth of Massachusetts and other required certifications, we expect to open our CLIA lab in the first half of 2013. We expect that having our own CLIA lab will support sales made directly by us to hospitals and other healthcare providers.

Automated Versions

Although the microplate version of the BGM Galectin-3 test is the primary, current focus of our commercialization strategy, we have partnered with four leading diagnostic instrument manufacturers to develop automated versions of our galectin-3 test, which we expect will result in broader customer acceptance and clinical adoption of our galectin-3 test. To execute this element of our commercialization strategy, we have entered into worldwide license, development and commercialization agreements with Abbott Laboratories, or Abbott, Alere Inc., or Alere, bioMérieux SA, or bioMérieux, and Siemens Healthcare Diagnostics Inc., or Siemens, for the development of our galectin-3 test on their automated instruments, including point-of-care instruments, which are utilized within hospitals and other medical organizations. We believe that through these four partners we will have broad access to major segments of the diagnostics market, including hospital laboratories, private laboratories, reference laboratories and physician office laboratories, due to the widespread coverage of our partners’ installed bases. Under the agreements, our partners are responsible for developing and commercializing the tests and we are responsible for furthering clinical awareness and developing the market for galectin-3 testing.

Europe — In January 2013, bioMérieux obtained a CE Mark in Europe for an automated version of the BGM Galectin-3 test and is executing a phased launch of the test in Europe and in certain other territories that recognize the CE Mark. bioMérieux is planning to distribute the test through its VIDAS® immunoassay platform, which is comprised of a broad CE-Marked installed base of instruments throughout Europe and in other countries that recognize CE Mark. In addition, Abbott has obtained a CE Mark and launched its automated version of the test in Europe in April 2013.

United States — Fujirebio, on behalf of Abbott, is our first partner to file for 510(k) regulatory clearance of an automated version of the test in the United States. Fujirebio is developing the test for use on Abbott’s ARCHITECT® immunochemistry instrument platform. Fujirebio submitted its 510(k) to the FDA in July 2012 and received a letter from the FDA in July 2012 requesting additional information on various matters, including the geographic composition of the patient cohort that provided the blood samples used to support the 510(k). Due to the nature of the additional information requested and the time required to address the FDA’s questions, Fujirebio withdrew the 510(k) immediately prior to the FDA-designated February 25, 2013 deadline. We currently expect that Fujirebio will submit a new 510(k) in the second half of 2013 that will address the questions raised by the FDA.

BGM Galectin-3 for Assessment of Risk of Developing New-Onset Heart Failure (Second Indication)

Overview

We have also developed our galectin-3 test for a second indication: to identify individuals who do not currently have heart failure, but who are at increased risk for developing heart failure in the future, which we refer to as the second indication for the BGM Galectin-3 test. This second indication would expand the intended use for the BGM Galectin-3 test to include individuals in the general adult population who are at risk for developing heart failure based on elevated levels of galectin-3.

To date, three studies for galectin-3 in this second indication have been conducted:

Study I

The first was our study in collaboration with the TIMI Study Group in Boston, Massachusetts. This case-control study using samples of the TIMI-22 or PROVE IT study involved patients who had suffered acute coronary syndrome with a hospitalization for new or worsening heart failure and matched controls. The results of the study are consistent with our expectations that elevated galectin-3 levels are associated with an increased risk for the development of heart failure in patients following acute coronary syndrome. These results were published in 2012 in the journal Clinical Chemistry.

Study II

The second study, the Prevention of Renal and Vascular End-stage Disease (PREVEND) study examined the association between levels of galectin-3 in blood and risk factors for cardiovascular disease and death in nearly 8,000 individuals in the general population. Results demonstrated that galectin-3 levels are associated with risk factors for cardiovascular disease. Higher galectin-3 levels were associated with increased mortality rates in the study’s general patient population, underscoring the potential involvement of galectin-3 in cardiovascular disease. The results were published in 2012 in the Journal of Internal Medicine.

Study III

The third and most recent study was conducted by the Framingham Heart Study, which included 3,353 adults and examined the association between galectin-3 levels and incidence of heart failure in the community. The study demonstrated that individuals with galectin-3 within the highest quartile of values were two to three times more likely to develop heart failure in the subsequent decade relative to those with lower levels of galectin-3. The results were published in 2012 in the Journal of the American College of Cardiology.

Commercialization Status

Europe — In May 2012, we obtained a CE Mark in Europe for the second indication of the BGM Galectin-3 test.

United States — In May 2012, we submitted a 510(k) to the FDA for the second indication of the BGM Galectin-3 test. In July 2012, we received a letter from the FDA regarding our 510(k) that requested additional information, including information regarding our clinical validation study, the Framingham Heart Study, and additional analytical study data. We submitted our response to the FDA in November 2012, but based on our dialogue with the FDA, the nature of the additional information requested and the time required to address the FDA’s questions regarding various matters including the age of the blood samples used to support our 510(k), we allowed the 510(k) to expire on the January 23, 2013 deadline for submitting our response to the FDA. We are currently evaluating our options for submitting a new 510(k) for the second indication that will address the FDA’s questions.

Risk Factors

Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” beginning on page 8. Principal risks of our business include, but are not limited to, the following: our history of operating losses and our need for additional financing to fund our operations; our ability to generate sufficient product revenue to sustain our commercial diagnostics business; our estimates of future performance, including the expected timing of the launch of our products; our expectations regarding the impact on our galectin-3 test sales as a result of focusing our sales efforts on the hospital readmissions problem and associated penalties facing our customers; our ability to conduct the clinical studies required for regulatory clearance or approval and to demonstrate the clinical benefits and cost-effectiveness to support commercial acceptance of our products; the timing, costs and other limitations involved in obtaining regulatory clearance or approval for any of our products; the potential benefits of our products over current medical practices or other diagnostics; our ability to successfully develop, receive regulatory clearance or approval, commercialize and achieve market acceptance for any of our products; the willingness of third-party payers to reimburse for the cost of our tests at prices that allow us to generate sufficient profit margins; our reliance on third parties to develop and distribute our products, including our ability to enter into collaboration agreements with respect to our products and the performance of our collaborative partners under such agreements; our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others; the expected timing, progress or success of our research and development and commercialization efforts; our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements and our needs for additional financing; our ability to recruit, hire and retain qualified personnel; and the limited public float and trading volume for our common stock and volatility in our stock price.

Corporate History and Available Information

We were incorporated in Delaware in February 2000 and later that year chose the name Beyond Genomics, Inc. In October 2004, we changed our name to BG Medicine, Inc. We maintain our operations at 610 Lincoln Street North, Waltham, Massachusetts 02451, and our phone number is (781) 890-1199. Our Internet website address is www.bg-medicine.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are available free of charge through the investor relations page of our internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

THE OFFERING

Common stock covered

by this Prospectus:	Up to 4,106,071 shares of Common Stock, including 132,743 shares currently outstanding.

Common stock outstanding as of

April 1, 2013:	27,578,276 shares, including 132,743 shares issued to Aspire Capital on January 24, 2013.

Use of proceeds:	Aspire Capital will receive all of the proceeds from the sale of the shares offered for sale by it under this prospectus. We will not receive proceeds from the sale of the shares by Aspire Capital. However, we may receive up to $12 million in gross proceeds from the sale of our Common Stock to Aspire Capital under the Purchase Agreement described below, which we currently intend to use to fund our operations, advance commercialization of our cardiovascular diagnostic tests in the United States and Europe; and other general corporate purposes, including, but not limited to, capital expenditures, licensing of intellectual property, repayment of indebtedness and working capital. See “Use of Proceeds.”

Risk factors:	The shares offered hereby involve a high degree of risk. See “Risk Factors” beginning on page 8.

Dividend policy:	We have not paid dividends to our stockholders since our inception and we are currently prohibited from making any dividend payments under the terms of the term loan facility with our lenders. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future.

Trading Symbol:	Our Common Stock currently trades on the NASDAQ Global Market under the symbol “BGMD”.

Our Purchase Agreement with Aspire Capital Fund, LLC

On January 24, 2013, we entered into a common stock purchase agreement, or the Purchase Agreement, with Aspire Capital Fund, LLC, or Aspire Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $12 million of shares of our Common Stock, or the Purchase Shares, over the 24-month period commencing when the registration statement, of which this prospectus forms a part, is declared effective by the Securities and Exchange Commission, or the SEC. In connection with the underwritten public offering we completed in January 2013, we entered into a lock up agreement with the underwriter that prohibits us from commencing sales to Aspire Capital under the Purchase Agreement until July 24, 2013, when the lock up expires. Accordingly, we do not expect to commence sales to Aspire Capital under the Purchase Agreement until the later of July 24, 2013 and the date the SEC declares effective the registration statement of which this prospectus is a part, at the earliest.

In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued to Aspire Capital 132,743 shares of our Common Stock, or the Commitment Shares, as a commitment fee. We refer to the Commitment Shares and the Purchase Shares collectively as the Shares. Before we can sell any Purchase Shares to Aspire Capital under the Purchase Agreement, we must have the registration statement, of which this prospectus forms a part, declared effective by the SEC. Other terms and conditions of the Purchase Agreement are described below.

Concurrently with our entering into the Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital, or the Registration Rights Agreement. The Registration Rights Agreement provides, among other things, that we will file one or more registration statements, as necessary, to register under the Securities Act, the sale of the Shares that have been and may be issued to Aspire Capital under the Purchase Agreement. We agreed to file an initial registration statement registering the sale of the Shares by Aspire Capital with the SEC on or before April 29, 2013. We further agreed to keep the registration statement effective and to indemnify Aspire Capital for certain liabilities in connection with the sale of the Shares under the terms of the Registration Rights Agreement.

Pursuant to the Purchase Agreement and the Registration Rights Agreement, we are registering under the Securities Act 4,106,071 shares of our Common Stock, which includes the 132,743 Commitment Shares that have already been issued to Aspire Capital, as well as an additional 3,973,328 Purchase Shares that we may issue to Aspire Capital after the registration statement, of which this prospectus is a part, is declared effective under the Securities Act. All 4,106,071 shares of Common Stock are being offered pursuant to this prospectus.

As of April 1, 2013, there were 27,578,276 shares of our Common Stock outstanding, including the 132,743 Commitment Shares, but excluding the 3,973,328 Purchase Shares that we may sell to Aspire Capital pursuant to the Purchase Agreement. If all of the 4,106,071 shares of our Common Stock offered hereby were issued and outstanding as of April 1, 2013, such shares would represent approximately 14.9% of our Common Stock outstanding or approximately 22.8% of the non-affiliate shares of our Common Stock, or our public float, outstanding as of April 1, 2013. The number of shares of our Common Stock ultimately offered for sale by Aspire Capital is dependent upon the number of shares we choose to sell to Aspire Capital under the Purchase Agreement.

As described in more detail below, generally under the Purchase Agreement we have two ways we can elect to sell shares of Common Stock to Aspire Capital on any business day we select: (1) through a regular purchase of up to 100,000 shares (but not to exceed $500,000) at a known price based on the market price of our Common Stock prior to the time of each sale, and (2) through a volume-weighted average price, or VWAP, purchase of a number of shares up to 30% of the volume traded on the purchase date at a price equal to the lesser of the closing sale price or 95% of the VWAP for such purchase date.

In connection with the underwritten public offering we completed in January 2013, we entered into a lock up agreement with the underwriter that prohibits us from commencing sales to Aspire Capital under the Purchase Agreement until July 24, 2013, when the lock up expires. Accordingly, on the later of July 24, 2013 and the date the SEC declares effective the registration statement of which this prospectus is a part, on any business day on which the closing sale price of our Common Stock equals or exceeds $1.00 per share, over the 24-month period commencing when the registration statement, of which this prospectus forms a part, is declared effective by the SEC, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice directing Aspire Capital to purchase up to 100,000 shares of our Common Stock per business day; however, no sale pursuant to such purchase notice may exceed $500,000 per business day. The purchase price per share is the lower of (i) the lowest sale price for our Common Stock on the purchase date or (ii) the arithmetic average of the three lowest closing sale prices for our Common Stock during the 12 consecutive business days ending on the business day immediately preceding the purchase date. The applicable purchase price will be determined prior to delivery of any purchase notice.

In addition, on any date on which we have submitted a purchase notice to Aspire Capital in the amount of 100,000 shares, we also have the right, in our sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice, or a VWAP Purchase Notice, directing Aspire Capital to purchase an amount of our Common Stock equal to a percentage (not to exceed 30%) of the aggregate shares of Common Stock traded on the NASDAQ Global Market on the next business day subject to a maximum number of shares determined by us. The purchase price per share pursuant to such VWAP Purchase Notice shall be generally the lower of (i) the closing sale price on the purchase date and (ii) 95% of the VWAP of our Common Stock traded on the NASDAQ Global Market on the purchase date.

The number of Purchase Shares covered by, and the timing of, each purchase notice are determined by us, at our sole discretion. We may deliver multiple purchase notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed. There are no trading volume requirements or other restrictions under the Purchase Agreement. Aspire Capital has no right to require any sales from us, but is obligated to make purchases as directed in accordance with the Purchase Agreement.

The Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification and termination provisions. The Purchase Agreement may be terminated by us at any time, at our discretion, without any cost or penalty. Aspire Capital has covenanted not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of our Common Stock. We did not pay any additional amounts to reimburse or otherwise compensate Aspire Capital in connection with the transaction other than the Commitment Shares. There are no limitations on use of proceeds, financial or business covenants, restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement.

Our gross proceeds will depend on the purchase prices and the frequency of sales of shares to Aspire Capital; provided, however, that the maximum aggregate proceeds from sales of shares is $12 million. Our delivery of purchase notices will be made subject to market conditions, in light of our anticipated capital needs from time to time and under the limitations contained in the Purchase Agreement. We expect to use proceeds from sales of shares for general corporate purposes and working capital requirements.

The issuance of the shares to Aspire Capital under the Purchase Agreement is exempt from registration under the Securities Act, pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act.

Effect of Issuances of Shares to Aspire Capital; Dilution

The issuances of the shares to Aspire Capital under the Purchase Agreement will have no effect on the rights or privileges of existing holders of our Common Stock, except that the economic and voting interests of each stockholder will be diluted as a result of any such issuances. What this means is that, although the number of shares of our Common Stock that current stockholders presently own will not decrease, the shares that are held by our current stockholders will represent a smaller percentage of our total shares that will be outstanding after any issuances of shares of our Common Stock to Aspire Capital.

RISK FACTORS

A purchase of shares of our Common Stock is an investment in our securities and involves a high degree of risk. You should carefully consider the risks and uncertainties and all other information contained in or incorporated by reference in this prospectus, including the risks and uncertainties discussed under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012. All of these risk factors are incorporated by reference herein in their entirety. If any of these risks actually occur, our business, financial condition and results of operations would likely suffer. In that case, the market price of the Common Stock could decline, and you may lose part or all of your investment in our company. Additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business and results of operations.

USE OF PROCEEDS

The Selling Stockholder will receive all of the proceeds from the sale of the shares offered for sale by it under this prospectus. We will not receive proceeds from the sale of the shares by the Selling Stockholder. However, we may receive up to an aggregate of $12 million in proceeds from the sale of our Common Stock to the Selling Stockholder under the Purchase Agreement. We will bear all reasonable expenses incident to the registration of the shares under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the Selling Stockholder. Any transfer taxes payable on these shares and any commissions and discounts payable to underwriters, agents, brokers or dealers will be paid by the Selling Stockholder.

Assuming the sale by us of all $12 million of shares of our Common Stock to the Selling Stockholder and estimated expenses of approximately $77,964, the total net proceeds to us under the Purchase Agreement would be approximately $11.92 million. We currently expect to use the net proceeds to us from the sale of shares to the Selling Stockholder, if any, to fund our operations, advance commercialization of our cardiovascular diagnostic tests in the United States and Europe; and other general corporate purposes, including, but not limited to, capital expenditures, licensing of intellectual property, repayment of indebtedness and working capital. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used, although we currently are not planning or negotiating any such transactions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of shares to the Selling Stockholder. Accordingly, we will retain broad discretion over the use of these proceeds, if any. Pending application of the net proceeds as described above, we may initially invest the net proceeds in short-term, investment-grade, interest-bearing securities or apply them to the reduction of short-term indebtedness.

MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock began trading on The NASDAQ Global Market on February 4, 2011 under the symbol “BGMD.” The following table sets forth the high and low sales prices of our common stock as quoted on The NASDAQ Global Market for the periods indicated. As of April 1, 2013, the closing price of our Common Stock was $1.80 as quoted on The NASDAQ Global Market.

2013:	High	Low
First Quarter	$3.15	$1.11

2012:	High	Low
First Quarter	$12.80	$4.49
Second Quarter	$7.50	$3.75
Third Quarter	$7.05	$3.35
Fourth Quarter	$4.48	$1.00

2011:	High	Low
First Quarter	$9.45	$7.00
Second Quarter	$8.94	$5.50
Third Quarter	$10.44	$3.35
Fourth Quarter	$5.98	$3.25

Stockholders

As of April 1, 2013, there were approximately 34 stockholders of record of the 27,578,276 outstanding shares of our common stock.

DIVIDEND POLICY

We have not paid dividends to our stockholders since our inception and we are currently prohibited from making any dividend payments under the terms of the term loan facility with our lenders. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future.

SELLING STOCKHOLDER

We have included in this prospectus 132,743 shares of Common Stock issued to the Selling Stockholder, Aspire Capital Fund, LLC, on January 24, 2013 and up to an additional 3,973,328 shares of Common Stock that may be issued in the future to Aspire Capital pursuant to the Purchase Agreement. Prior to entering into the Purchase Agreement on January 24, 2013, Aspire Capital did not own any shares of our Common Stock. However, separate and apart from the Purchase Agreement, Aspire Capital purchased 250,000 shares of our Common Stock in an underwritten public offering we conducted on January 25, 2013, which closed on January 30, 2013. Those 250,000 shares were registered prior to the sale in the public offering and are not covered by this prospectus.

The following table sets forth certain information regarding the Selling Stockholder and the shares of Common Stock beneficially owned by it, which information is available to us as of April 1, 2013. The Selling Stockholder may offer shares under this prospectus from time to time and may elect to sell none, some or all of the shares set forth below. As a result, we cannot estimate the number of shares of Common Stock that the Selling Stockholder will beneficially own after termination of sales under this prospectus. However, for the purposes of the table below, we have assumed that the Selling Stockholder will sell all shares covered by this prospectus.

Selling Stockholder	Shares Beneficially Owned Before Offering(1)		Percentage of Outstanding Shares Beneficially Owned Before Offering	Maximum Shares to Be Sold in the Offering	Shares Beneficially Owned After Offering	Percentage of Outstanding Shares Beneficially Owned After Offering
Aspire Capital Fund, LLC(2)	382,743	(3)	1.39%	4,106,071	250,000	0.91%

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In general, a person is deemed to be the beneficial owner of (i) any shares of our Common Stock over which such person has sole or shared voting power or investment power, plus (ii) any shares which such person has the right to acquire beneficial ownership of within 60 days, whether through the exercise of options, warrants or otherwise. The percentage of ownership set forth above assumes the sale by the Company to Aspire Capital of all shares being offered pursuant to this prospectus and is based on 27,578,276 shares of our Common Stock outstanding as of April 1, 2013, which includes the 132,743 shares previously issued to Aspire Capital pursuant to the Purchase Agreement, together with securities exercisable or convertible into shares of Common Stock within 60 days of the date hereof for the Selling Stockholder. The Company may elect in its sole discretion to sell to Aspire Capital up to an additional number of shares under the Purchase Agreement equal to $12 million in value, but Aspire Capital does not presently beneficially own those shares as determined in accordance with the rules of the SEC.
(2)	As of the date of the Purchase Agreement, Aspire Capital beneficially owned no shares of Common Stock of the Company. Steven G. Martin, Erik J. Brown and Christos Komissopoulos, the principals of Aspire Capital, are deemed to be beneficial owners of all of the shares of Common Stock owned by Aspire Capital. Although Messrs. Martin, Brown and Komissopoulos are deemed to have shared voting and investment power over the shares being offered under the prospectus filed with the SEC in connection with the transactions contemplated under the Purchase Agreement, each disclaims beneficial ownership of these shares except to the extent of their pecuniary interest therein. Aspire Capital is not a licensed broker dealer or an affiliate of a licensed broker dealer.

(3)	As of the date of the Purchase Agreement, 132,743 shares of our Common Stock were issued to Aspire Capital as a commitment fee under the Purchase Agreement. In addition, separate and apart from the Purchase Agreement, Aspire Capital purchased 250,000 shares of our Common Stock in an underwritten public offering we conducted on January 25, 2013, which closed on January 30, 2013. Those 250,000 shares were registered prior to the sale in the public offering and are not covered by this prospectus. Pursuant to the terms of the Purchase Agreement, the Company may elect in its sole discretion to sell to Aspire Capital up to an additional number of shares under the Purchase Agreement equal to $12 million in value, but Aspire Capital does not presently beneficially own those shares as determined in accordance with the rules of the SEC.

THE ASPIRE CAPITAL TRANSACTION

General

On January 24, 2013, we entered into the Purchase Agreement, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $12 million of shares of our Common Stock, or the Purchase Shares, over the 24-month period commencing when the registration statement, of which this prospectus forms a part, is declared effective by the SEC. In connection with the underwritten public offering we completed in January 2013, we entered into a lock up agreement with the underwriter that prohibits us from commencing sales to Aspire Capital under the Purchase Agreement until July 24, 2013, when the lock up expires. Accordingly, we do not expect to commence sales to Aspire Capital under the Purchase Agreement until the later of July 24, 2013 and the date the SEC declares effective the registration statement of which this prospectus is a part, at the earliest.

In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued to Aspire Capital the Commitment Shares as a commitment fee. Concurrently with our entering into the Purchase Agreement, we also entered into the Registration Rights Agreement, in which we agreed to file one or more registration statements, as necessary, to register under the Securities Act, the sale of the Shares that have been and may be issued to Aspire Capital under the Purchase Agreement.

Pursuant to the Purchase Agreement and the Registration Rights Agreement, we are registering under the Securities Act 4,106,071 shares of our Common Stock, which includes the 132,743 Commitment Shares that have already been issued to Aspire Capital, as well as an additional 3,973,328 Purchase Shares that we may issue to Aspire Capital after the registration statement, of which this prospectus is a part, is declared effective under the Securities Act. All 4,106,071 shares of Common Stock are being offered pursuant to this prospectus.

As of April 1, 2013, there were 27,578,276 shares of our Common Stock outstanding, including the 132,743 Commitment Shares, but excluding the 3,973,328 Purchase Shares that we may sell to Aspire Capital pursuant to the Purchase Agreement. If all of the 4,106,071 shares of our Common Stock offered hereby were issued and outstanding as of April 1, 2013, such shares would represent approximately 14.9% of our Common Stock outstanding or approximately 22.8% of our public float as of April 1, 2013. The number of shares of our Common Stock ultimately offered for sale by Aspire Capital is dependent upon the number of shares we choose to sell to Aspire Capital under the Purchase Agreement.

Under the Purchase Agreement, we have the right, but not the obligation, to sell more than the 4,106,071 shares of our Common Stock offered by this prospectus. The Purchase Agreement provides that the number of shares that may be sold pursuant to the Purchase Agreement shall be limited to 4,106,071, or the “Exchange Cap,” which represents 19.99% of our outstanding shares as of January 24, 2013, the date we entered into the Purchase Agreement, unless we obtain shareholder approval or identify an exception to the rules of the NASDAQ Global Market to issue more than 19.99%. This limitation shall not apply if, at any time the Exchange Cap is reached and at all times thereafter, the average price paid for all shares issued and sold under the Purchase Agreement is equal to or greater than $2.30, which was the closing sale price of our Common Stock on

January 23, 2013. We are not required or permitted to issue any shares of Common Stock under the Purchase Agreement if such issuance would breach our obligations under the rules or regulations of the NASDAQ Global Market. If we elect to sell more than the 4,106,071 shares of Common Stock offered hereby, we must first obtain the approval of our stockholders to do so, if necessary, and register under the Securities Act the sale of any additional shares we may elect to sell to Aspire Capital before we can sell such additional shares to Aspire Capital under the Purchase Agreement.

After the SEC has declared effective the registration statement of which this prospectus is a part, we have the right, in our sole discretion, to present Aspire Capital with a Purchase Notice, directing Aspire Capital (as principal) to purchase up to 100,000 shares of our Common Stock per business day, up to $12 million of our Common Stock in the aggregate at a Purchase Price calculated by reference to the prevailing market price of our Common Stock over a preceding 12-business day period (as more specifically described below); however, no sale pursuant to a Purchase Notice may exceed $500,000 per trading day.

In addition, on any date on which we submit a Purchase Notice to Aspire Capital in an amount equal to 100,000 shares, we also have the right, in our sole discretion, to present Aspire Capital with a VWAP Purchase Notice directing Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the Company’s Common Stock traded on the NASDAQ Global Market on the purchase date, subject to the VWAP Purchase Share Volume Maximum and the VWAP Minimum Price Threshold. The VWAP Purchase Price is calculated by reference to the prevailing market price of our Common Stock (as more specifically described below).

The Purchase Agreement provides that in no event will any shares of Common Stock be sold at a Purchase Price less than $1.00, or the Floor Price. This Floor Price and the respective prices and share numbers in the preceding paragraphs shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction. Additionally, the Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement if such shares proposed to be issued and sold, when aggregated with all other shares of the Company’s Common Stock that Aspire Capital and its affiliates beneficially own, would result in Aspire Capital and its affiliates beneficially owning more than 19.99% of the Company’s then issued and outstanding Common Stock.

There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our Common Stock to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us. The rights and obligations of Aspire Capital under the Purchase Agreement are not assignable or transferable.

Purchase of shares under the Purchase Agreement

Under the Purchase Agreement, on any trading day selected by us on which the closing price of our Common Stock is not less than $1.00 per share, we may direct Aspire Capital to purchase up to 100,000 shares of our Common Stock per trading day so long as sales pursuant to such Purchase Notice do not exceed $500,000 per trading day. The Purchase Price of such shares is equal to the lesser of:

•	the lowest sale price of our Common Stock on the purchase date; or

•	the arithmetic average of the three lowest closing sale prices for our Common Stock during the twelve consecutive trading days ending on the trading day immediately preceding the purchase date.

In addition, on any date on which we submit a Purchase Notice to Aspire Capital in an amount equal to 100,000 shares we also have the right to direct Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the Company’s Common Stock traded on the NASDAQ Global Market on the purchase date, subject to the VWAP Purchase Share Volume Maximum and the VWAP Minimum Price Threshold, which is equal to the greater of (a) 90% of the closing price on the NASDAQ Global Market on the business day immediately preceding the VWAP Purchase Date or (b) such higher price as set forth by the Company in the VWAP Purchase Notice. The VWAP Purchase Price of such shares is the lower of:

•	the closing sale price on the VWAP Purchase Date; or

•	95% of the volume-weighted average price for our Common Stock traded on the NASDAQ Global Market during normal trading hours:

a.	on the VWAP Purchase Date, if the aggregate shares traded on the NASDAQ Global Market have not exceeded the VWAP Purchase Share Volume Maximum; or

b.	the portion of the VWAP Purchase Date until such time as the sooner to occur of (i) the time at which the aggregate shares traded on the NASDAQ Global Market has exceeded the VWAP Purchase Share Volume Maximum or (ii) the time at which the sale price of the Common Stock falls below the VWAP Minimum Price Threshold.

The Purchase Price and VWAP Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during the period(s) used to compute such price. We may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

Minimum Share Price

Under the Purchase Agreement, the Company and Aspire Capital may not effect any sales of shares of our Common Stock on any trading day that the closing sale price of our Common Stock is less than $1.00 per share.

Compliance with the NASDAQ Global Market Price

The Purchase Agreement provides that the number of shares that may be sold pursuant to the Purchase Agreement shall be limited to 4,106,071 shares, or the Exchange Cap, which represents 19.99% of our outstanding shares as of January 24, 2013, the date we entered into the Purchase Agreement, unless we obtain shareholder approval or identify an exception to the rules of the NASDAQ Global Market to issue more than 19.99%, to be in compliance with the applicable listing maintenance rules of the NASDAQ Global Market. This limitation shall not apply if, at any time the Exchange Cap is reached and at all times thereafter, the average price paid for all shares issued and sold under the Purchase Agreement is equal to or greater than $2.30, which was the closing sale price of our Common Stock on January 23, 2013. We are not permitted to issue any shares of Common Stock under the Purchase Agreement if such issuance would breach our obligations under the rules or regulations of the NASDAQ Global Market.

Beneficial Ownership Limitation

Under the Purchase Agreement, we may not effect any sales of shares of our Common Stock to Aspire Capital if such shares proposed to be issued and sold, when aggregated with all other shares of our Common Stock then beneficially owned by Aspire Capital and its affiliates, would result in the beneficial ownership by Aspire Capital and its affiliates of more than 19.99% of our then issued and outstanding shares of Common Stock.

Events of Default

The following are events of default under the Purchase Agreement. If any of the following events of default occur, we may not require Aspire Capital, and Aspire Capital shall not be obligated or permitted, to purchase any shares of our Common Stock pursuant to the Purchase Agreement. In addition, upon the occurrence of any of the following events of default, Aspire Capital may terminate the Purchase Agreement.

•

the effectiveness of any registration statement that is required to be maintained effective pursuant to the terms of the Registration Rights Agreement between us and Aspire Capital lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Aspire Capital for sale of our shares of Common Stock, and such lapse or unavailability continues for a period of ten consecutive business days or for more than an aggregate of thirty business days in any 365-day period, which is not in connection with a post-effective amendment to any such registration statement; provided, however, that in connection with any post-effective amendment to such registration statement that is required to be declared effective by the SEC, such lapse or unavailability may continue for a period of no more than twenty consecutive business days, which such period shall be extended for up to an additional twenty business days if we receive a comment letter from the SEC in connection therewith;

•	the suspension from trading or failure of our Common Stock to be listed on a Principal Market (as defined in the Purchase Agreement) for a period of three consecutive business days;

•

the delisting of our Common Stock from the NASDAQ Global Market, provided our Common Stock is not immediately thereafter trading on the New York Stock Exchange, the NYSE MKT, the NASDAQ Global Select Market, the NASDAQ Capital Market, the OTCQB or OTCQX market places of the OTC markets;

•

our transfer agent’s failure to issue to Aspire Capital shares of our Common Stock which Aspire Capital is entitled to receive under the Purchase Agreement within five business days after an applicable purchase date;

•

a breach by us of the representations, warranties, covenants or other term or condition contained in the Purchase Agreement or any related agreements that could reasonably be expected to have a material adverse effect except, in the case of a breach of a covenant which is reasonably curable, only if such breach continues for a period of at least five business days;

•

if at any time the issuance of shares of Common Stock upon the submission of a Purchase Notice or VWAP Purchase Notice under the Purchase Agreement would result in the issuance of an aggregate of number of shares of Common Stock that would exceed the number of shares of Common Stock that we may issue under this agreement without breaching our obligations under the rules or regulations of the NASDAQ Global Market;

•	if we become insolvent or are generally unable to pay our debts as they become due; or

•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.

Our Termination Rights

The Purchase Agreement may be terminated by us at any time, at our discretion, without any cost to us.

No Short-Selling or Hedging by Aspire Capital

Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging, which establishes a net short position with respect to our Common Stock during any time prior to the termination of the Purchase Agreement.

Effect of Sales under the Purchase Agreement on Our Stockholders

The Purchase Agreement does not limit the ability of Aspire Capital to sell any or all of the 4,106,071 shares registered in this offering. It is anticipated that shares registered in this offering will be sold over a period of up to approximately 24 months from the time the registration statement of which this prospectus forms a part is declared effective by the SEC. The sale by Aspire Capital of a significant amount of shares registered in this offering at any given time could cause the market price of our Common Stock to decline or to be highly volatile. Sales to Aspire Capital by us pursuant to the Purchase Agreement also may result in dilution to the interests of other holders of our Common Stock. However, we have the right to control the timing and amount of sales of our shares to Aspire Capital, and the Purchase Agreement may be terminated by us at any time at our discretion without any penalty or cost to us.

Amount of Potential Proceeds to be Received under the Purchase Agreement

In connection with entering into the Purchase Agreement, we authorized the sale to Aspire Capital of up to $12 million of shares of our Common Stock. However, we estimate that we will sell no more than 4,106,071 shares to Aspire Capital under the Purchase Agreement (inclusive of the Commitment Shares and Purchase Shares), all of which are included in this offering. Subject to any required approval by our Board of Directors and our stockholders, we have the right but not the obligation to issue more than the 4,106,071 shares included in this prospectus to Aspire Capital under the Purchase Agreement. In the event we elect to issue more than 4,106,071 shares under the Purchase Agreement, we will be required to file a new registration statement and have it declared effective by the SEC. The number of shares ultimately offered for sale by Aspire Capital in this offering is dependent upon the number of shares we choose to sell to Aspire Capital under the Purchase Agreement. The following table sets forth the number and percentage of outstanding shares to be held by Aspire Capital after giving effect to the sale of shares of Common Stock issued to Aspire Capital covered by the registration statement, of which this prospectus is a part, at varying purchase prices in addition to the Commitment Shares.

Assumed Average Purchase Price of the Additional Shares Sold Under the Purchase Agreement	Number of Additional Shares to be Sold(1)	Percentage of Outstanding Shares After Giving Effect to the Aspire Capital Transaction(2)	Proceeds from the Sale of Shares to Aspire Capital Under the Purchase Agreement
$1.00	3,973,328	12.6%	$ 3,973,328
$1.50	3,973,328	12.6%	$ 5,959,992
$2.00	3,973,328	12.6%	$ 7,946,656
$2.50	3,973,328	12.6%	$ 9,933,320
$3.00	3,973,328	12.6%	$11,919,984
$3.50	3,428,571	11.1%	$12,000,000
$4.00	3,000,000	9.8%	$12,000,000

(1)	Based on total aggregate sales of the lesser of (a) $12 million of shares of Common Stock and (b) the 3,973,328 Purchase Shares registered herein. Excludes the Commitment Shares.
(2)	The denominator is based on 27,578,276 shares outstanding on April 1, 2013, plus the number of shares set forth in the adjacent column which we would have sold to Aspire Capital at the assumed price in the first column. The numerator is based on the number of shares which we would have sold under the Purchase Agreement at the corresponding assumed purchase price set forth in the first column and assuming a maximum of $12 million of shares are sold to Aspire Capital.

PLAN OF DISTRIBUTION

The shares may be sold or distributed from time to time by the Selling Stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the shares offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for the Common Stock;

•

in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents in privately negotiated transactions; or any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

The Selling Stockholder may also sell shares of Common Stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the Selling Stockholder may transfer the shares of Common Stock by other means not described in this prospectus.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the Selling Stockholder and/or purchasers of the Common Stock for whom the broker-dealers may act as agent. The Selling Stockholder has informed us that each such broker-dealer will receive commissions from Aspire Capital which will not exceed customary brokerage commissions.

The Selling Stockholder and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our Common Stock during the term of the Purchase Agreement.

The Selling Stockholder is an “underwriter” within the meaning of the Securities Act.

We have advised Selling Stockholder that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

We may suspend the sale of shares by the Selling Stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

This offering will terminate on the date that all shares offered by this prospectus have been sold by the Selling Stockholder.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of the transactions we have engaged in since January 1, 2010 with our directors and officers and beneficial owners of more than five percent of our voting securities and their affiliates, in each case, evaluated at the time of the transaction.

Participation in Follow-on Underwritten Public Offering

In January 2013, we closed a follow-on underwritten public offering of 6,900,000 shares of our common stock at a price to the public of $2.00 per share, including an aggregate of 2,250,000 shares to the following directors and beneficial owners of more than five percent of our voting securities, and their affiliates:

Name	Number of Shares of Common Stock	Aggregate Purchase Price
Entities affiliated with Flagship Ventures(1)	2,000,000	$4,000,000
Stelios Papadopoulos(2)	250,000	500,000

(1)	Includes 75,000 shares of common stock purchased by AGTC Advisors Fund, L.P., 500,000 shares of common stock purchased by Applied Genomic Technology Fund, L.P., 1,050,000 shares of common stock purchased by Flagship Ventures Fund 2007, L.P., 125,000 shares of common stock purchased by NewcoGen Equity Investors LLC and 250,000 shares of common stock purchased by NewcoGen Group LLC. Noubar B. Afeyan, Ph.D., one of our directors, is affiliated with all entities affiliated with Flagship Ventures.
(2)	Dr. Papadopoulos is a director of the Company.

Participation in Initial Public Offering

In February 2011, we issued an aggregate of 5,750,000 shares of our common stock in connection with our initial public offering at an initial public offering price of $7.00 per share, including an aggregate of 3,592,069 shares to the following directors and beneficial owners of more than five percent of our voting securities, and their affiliates:

Name	Number of Shares of Common Stock	Aggregate Purchase Price
Entities affiliated with Flagship Ventures(1)	1,142,857	$7,999,999
General Electric Pension Trust	428,571	2,999,997
Gilde Europe Food & Agribusiness Fund, B.V.(2)	142,857	999,999
Legg Mason Capital Management Special Investment Trust	1,428,571	9,999,997
Stelios Papadopoulos(3)	75,000	525,000
SMALLCAP World Fund, Inc.	374,213	2,619,491

(1)	Includes 14,285 shares of common stock purchased by AGTC Advisors Fund, L.P., 271,429 shares of common stock purchased by Applied Genomic Technology Fund, L.P., 714,286 shares of common stock purchased by Flagship Ventures Fund 2007, L.P., 21,428 shares of common stock purchased by NewcoGen-Long Reign Holding LLC, 10,714 shares of common stock purchased by NewcoGen-Elan LLC, 35,715 shares of common stock purchased by NewcoGen Equity Investors LLC, 42,858 shares of common stock purchased by NewcoGen Group LLC, 10,714 shares of common stock purchased by NewcoGen-PE LLC and 21,428 shares of common stock purchased by ST NewcoGen LLC. Noubar B. Afeyan, Ph.D., one of our directors, is affiliated with all entities affiliated with Flagship Ventures.
(2)	Pieter van der Meer, one of our former directors, is affiliated with Gilde Europe Food & Agribusiness Fund, B.V.
(3)	Dr. Papadopoulos is a director of the Company.

The initial public offering price of $7.00 per share was determined through negotiations between us and the representatives of the underwriters of the offering based on several factors.

Convertible Notes and Warrants

On March 30, 2010, we entered into an agreement to issue up to an aggregate of $6.0 million principal amount of bridge notes to certain of our principal stockholders, including eight entities affiliated with Flagship, with which our director, Noubar Afeyan, is affiliated; Gilde, with which our former director, Pieter van der Meer, is affiliated; Humana Inc.; Legg Mason; GE; SMALLCAP; and one of our directors, Stelios Papadopoulos. We have issued all $6.0 million of the bridge notes. Of the total amount, an aggregate of $1,999,800 of bridge notes were issued to eight entities affiliated with Flagship, $1,000,200 of bridge notes were issued to Gilde, $499,800 of bridge notes were issued to Humana, $250,200 of bridge notes were issued to Stelios Papadopoulos and $750,000 of bridge notes were issued to each of Legg Mason, GE and SMALLCAP. Interest on the bridge notes accrued at the rate of 12% per year. The unpaid principal amount of the bridge notes, together with any interest accrued but unpaid thereon, was automatically converted upon the closing of our initial public offering into an aggregate of 908,651 shares of our common stock by dividing the unpaid principal amount of the notes plus interest accrued but unpaid thereon by the initial public offering price of $7.00 per share. Of the total amount of shares of our common stock issued, an aggregate of 302,801 shares were issued to eight entities affiliated with Flagship, 151,450 shares were issued to Gilde, 75,694 were issued to Humana, 37,907 shares were issued to Stelios Papadopoulos, 113,647 shares were issued to GE and 113,576 shares were issued to each of Legg Mason and SMALLCAP.

Investor Rights Agreement

In connection with the Series D redeemable convertible preferred stock financing, we entered into the Fourth Amended and Restated Investor Rights Agreement, dated as of July 10, 2008, with entities affiliated with Flagship; Gilde; Stelios Papadopoulos; Humana; Legg Mason; GE; SMALLCAP; and certain of our other stockholders. This agreement terminated upon our initial public offering, other than the portions relating to registration rights, which will continue in effect and entitle the holders of such rights to have us register their shares of our common stock for sale in the United States. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of our common stock included in any such registration under certain circumstances. We are generally required to pay all expenses incurred in connection with registrations effected in connection with the following rights, excluding underwriting discounts and commissions. The registration rights described below shall not apply to shares of common stock that are eligible to be sold by persons who are not affiliates of the company (as defined in Rule 144 of the Securities Act), and have not been affiliates of the company during the preceding three months, pursuant to Rule 144(b)(1) under the Securities Act.

Demand Rights. Any holder or holders who collectively hold registrable securities representing at least 40% of the registrable securities then outstanding shall have the right, exercisable by written notice, to have us prepare and file a registration statement under the Securities Act covering the registrable securities that are the subject of such request; provided, that we are not obligated to prepare and file a registration statement if neither Form S-3 nor another short form registration statement is available to us, unless the registrable securities that are the subject of such request have an expected aggregate offering price to the public of at least $1,000,000. Subject to the foregoing, the holders shall be permitted one demand registration. In addition, under certain circumstances, the underwriters, if any, may limit the number of shares of our common stock included in any such registration, and we may postpone or suspend the filing or effectiveness of such registration.

Piggyback Rights. If at any time we propose to register our common stock under the Securities Act, other than in a registration statement relating solely to sales of securities to participants in a dividend reinvestment plan, or Form S-4 or S-8 or any successor form or in connection with an acquisition or exchange offer or an offering of securities solely to our existing stockholders or employees, we are required to (i) give prompt written notice to all holders of registrable securities of our intention to effect such a registration and (ii) include in such registration all registrable securities which are permitted under applicable securities laws to be included in the form of registration statement we select and with respect to which we have received written requests for inclusion therein within 30 days after the receipt of our notice. We shall have the right to postpone or withdraw any such registration without obligation to any stockholder. In addition, under certain circumstances, the underwriters, if any, may limit the number of shares of our common stock included in any such registration.

Transactions with Principal Stockholders

On July 7, 2011, we issued 51,789 shares of our common stock to Legg Mason, one of the beneficial owners of more than five percent of our common stock, upon the net exercise of previously issued warrants to purchase shares of our common stock.

On July 27, 2011, we issued 51,756 shares of our common stock to SMALLCAP, one of the former beneficial owners of more than five percent of our common stock, upon the net exercise of previously issued warrants to purchase shares of our common stock.

On September 1, 2011, we issued 2,789 shares of our common stock to Pieter Muntendam, one of our former executive officers, upon the net exercise of previously issued warrants to purchase shares of our common stock.

On November 29 2011, we issued 150,538 shares of our common stock to Stelios Papadopoulos, one of our directors, upon the net exercise of previously issued warrants to purchase shares of our common stock.

On May 21, 2012, we issued 25,939 shares of our common stock to NewcoGen – PE LLC, an affiliate of one of the beneficial owners of more than five percent of our common stock, upon the net exercise of previously issued warrants to purchase shares of our common stock.

On August 20, 2012, we issued 21,537 shares of our common stock to NewcoGen – Elan LLC, an affiliate of one of the beneficial owners of more than five percent of our common stock, upon the net exercise of previously issued warrants to purchase shares of our common stock.

Agreements with Directors and Executive Officers

Please see “Executive Compensation” for additional information regarding compensation of our executive officers and directors.

We have entered into agreements with our named executive officers. For information regarding these agreements, please refer to the section entitled “Executive Compensation — Employment Arrangements With Our Named Executive Officers” in our Definitive Proxy Statement on Schedule 14A filed on April 23, 2013. On November 3, 2011, we entered into a consulting agreement with our Executive Chairman, Stéphane Bancel. For information regarding this agreement, please refer to the section entitled “Management and Corporate Governance — Director Compensation” in our Definitive Proxy Statement on Schedule 14A filed on April 23, 2013.

Our restated certificate of incorporation and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with our directors and executive officers. These agreements provide that we will, among other things, indemnify and advance expenses to our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

Policy for Approval of Related Person Transactions

Pursuant to the written charter of our audit committee, the audit committee is responsible for reviewing and approving, prior to our entry into any such transaction, all transactions in which we are a participant and in which any parties related to us, including our executive officers, our directors, beneficial owners of more than five percent of our securities, immediate family members of the foregoing persons and any other persons whom our Board of Directors determines may be considered related parties, has or will have a direct or indirect material interest.

In reviewing and approving such transactions, the audit committee shall obtain, or shall direct our management to obtain on its behalf, all information that the committee believes to be relevant and important to a review of the transaction prior to its approval. Following receipt of the necessary information, a discussion shall be held of the relevant factors if deemed to be necessary by the committee prior to approval. If a discussion is not deemed to be necessary, approval may be given by written consent of the committee. This approval authority may also be delegated to the chairman of the audit committee in some circumstances. No related party transaction shall be entered into prior to the completion of these procedures.

The audit committee or its chairman, as the case may be, shall approve only those related party transactions that are determined to be in, or not inconsistent with, the best interests of us and our stockholders, taking into account all available facts and circumstances as the committee or the chairman determines in good faith to be necessary. These facts and circumstances will typically include, but not be limited to, the benefits of the transaction to us; the impact on a director’s independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms of comparable transactions that would be available to unrelated third parties or to employees generally. No member of the audit committee shall participate in any review, consideration or approval of any related party transaction with respect to which the member or any of his or her immediate family members is the related party.

DESCRIPTION OF SECURITIES TO BE REGISTERED (COMMON STOCK)

We are authorized to issue 100,000,000 shares of Common Stock, par value $0.001 per share. On April 1, 2013, we had 27,578,276 shares of Common Stock outstanding and approximately 34 stockholders of record. The number of shares of Common Stock outstanding as of April 1, 2013 excludes the following:

•	2,210,335 shares of our common stock issuable upon exercise of stock options outstanding under our stock plans, at a weighted average exercise price of $5.41 per share;

•	1,086,343 shares of common stock issuable upon the exercise of outstanding warrants, with a weighted-average exercise price of $0.83 per share;

•	1,422,738 shares of our common stock available for future grant or issuance pursuant to our stock plan and employee stock purchase plan.

The following summary of certain provisions of our common stock does not purport to be complete. You should refer to our restated certificate of incorporation and our restated bylaws, both of which are included as exhibits to the registration statement of which this prospectus is a part. The summary below is also qualified by provisions of applicable law.

General

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All shares of common stock outstanding as of the date of this prospectus and, upon issuance and sale, all shares of common stock that may be offered pursuant to this prospectus, will be fully paid and nonassessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

NASDAQ Global Market

Our common stock is listed for quotation on The NASDAQ Global Market under the symbol “BGMD.”

CERTAIN PROVISIONS OF DELAWARE LAW AND OF THE COMPANY’S CERTIFICATE OF INCORPORATION AND BYLAWS

Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws

In addition to the board of directors’ ability to issue shares of preferred stock, our restated certificate of incorporation and restated bylaws contain other provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Classified board of directors; removal of directors for cause. Our restated certificate of incorporation and restated bylaws provide for our board of directors to be divided into three classes serving staggered terms. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire will be elected for a three-year term of office. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. The board of directors is authorized to create new directorships and to fill such positions so created and is permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. The board of directors (or its remaining members, even if less than a quorum) is also empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the board of directors may only be removed for cause and only by the affirmative vote of 80% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of our board of directors until our second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

Advance notice provisions for stockholder proposals. Our restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors, as well as procedures for including proposed nominations at special meetings at which directors are to be elected. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting, and who has complied with the procedures and requirements set forth in the bylaws. Although our bylaws do not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Special meetings of stockholders. Special meetings of the stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting.

No stockholder action by written consent. Our restated certificate of incorporation and restated bylaws do not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

Super-majority stockholder vote required for certain actions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of our outstanding voting stock to amend or repeal certain provisions of our restated certificate of incorporation. This 80% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. In addition, an 80% vote is also required for any amendment to, or repeal of, our restated bylaws by the stockholders. Our restated bylaws may be amended or repealed by a vote of a majority of the total number of authorized directors.

Provisions of Delaware Law Governing Business Combinations

We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in any “business combination” transactions with any “interested stockholder” for a period of three years after the date on which the person became an “interested stockholder,” unless:

•	prior to such date, the board of directors approved either the “business combination” or the transaction which resulted in the “interested stockholder” obtaining such status; or

•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the “interested stockholder”) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s voting stock or within three years did own 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

Our restated certificate of incorporation limits the liability of our officers and directors to the fullest extent permitted by the Delaware General Corporation Law, and our restated certificate of incorporation and restated bylaws provide that we will indemnify our officers and directors to the fullest extent permitted by such law. We have also entered into indemnification agreements with our officers and directors and expect to enter into a similar agreement with any new officers and directors.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LEGAL MATTERS

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, will pass upon the validity of the issuance of the securities offered by this prospectus.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting due to a material weakness). Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s website at http://www.sec.gov. Our common stock is listed on The NASDAQ Global Market, and you can read and inspect our filings at the offices of the Financial Industry Regulatory Authority at 1735 K Street, Washington, D.C. 20006.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not include all of the information contained in the registration statement and the included exhibits, financial statements and schedules. You are referred to the registration statement, the included exhibits, financial statements and schedules for further information. This prospectus is qualified in its entirety by such other information.

We also maintain a website at http://www.bg-medicine.com, through which you can access our SEC filings. The information set forth on our website is not part of this prospectus.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-33827).

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed on March 18, 2013;

•

our Current Reports on Form 8-K filed on January 2, 2013, January 7, 2013, January 24, 2013, January 25, 2013, January 30, 2013 and March 13, 2013 (other than the portions of those reports not deemed to be filed);

•	the portions of our Definitive Proxy Statement on Schedule 14A filed on April 23, 2013 that are deemed “filed” with the SEC under the Exchange Act; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed on December 3, 2010, including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

You may request, orally or in writing, a copy of any or all of the documents incorporated herein by reference. These documents will be provided to you at no cost, by contacting: Investor Relations, BG Medicine, Inc., 610 Lincoln Street North, Waltham, Massachusetts 02451, (781) 890-1199, email address: investor@bg-medicine.com. In addition, copies of any or all of the documents incorporated herein by reference may be accessed at our website at http://www.bg-medicine.com.

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus.

BG MEDICINE, INC.

4,106,071 shares of Common Stock

The date of this prospectus is                 , 2013

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, payable by the Company in connection with the registration and sale of the Common Stock being registered. All amounts are estimates except the SEC registration fee.

Amount to be paid ($)
SEC registration fee	$963.32
Printing expense	5,000.00
Legal fees and expenses	50,000.00
Accounting fees and expenses	20,000.00
Miscellaneous Fees	2,000.00

Total	$77,963.32

Item 14. Indemnification of Directors and Officers.

Our restated certificate of incorporation and restated bylaws provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was on or our directors or officers or is or was serving at our request as a director, officer, or trustee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by us to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such.

Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reason to believe his or her conduct was unlawful. In a derivative action (i.e., one brought by or on behalf of the corporation), indemnification may be provided only for expenses actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit if such person acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be provided if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, Article NINTH of our restated certificate of incorporation eliminates the liability of a director to us or our stockholders for monetary damages for such a breach of fiduciary duty as a director, except for liabilities arising:

•	from any breach of the director’s duty of loyalty to us or our stockholders;

•	from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; and

•	from any transaction from which the director derived an improper personal benefit.

We carry insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers. In addition, we have entered into indemnification agreements with our directors and officers.

Any underwriting agreements that we may enter into will likely provide for the indemnification of us, our controlling persons, our directors and certain of our officers by the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The foregoing discussion of our certificate of incorporation, bylaws, indemnification agreements, and Delaware law is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation, bylaws, indemnification agreements, or law.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2010, we offered, issued and/or sold the following securities, which were not registered under the Securities Act of 1933, as amended:

1.	On March 30, 2010 and April 1, 2010, we issued $2.0 million in bridge notes, of which an aggregate of $666,600 was issued to eight entities affiliated with Flagship Ventures (including AGTC Advisors Fund, L.P., Applied Genomic Technology Capital Fund, L. P., NewcoGen — Élan LLC, NewcoGen —Long Reign Holding LLC, NewcoGen — PE LLC, NewcoGen Equity Investors LLC, NewcoGen Group LLC and ST NewcoGen LLC), $333,400 was issued to Gilde, $166,600 was issued to Humana, $83,400 was issued to Dr. Papadopoulos and $250,000 was issued to each of Legg Mason, GE and SMALLCAP. In connection with the issuance of the bridge notes, on March 30, 2010 and April 1, 2010, we issued warrants to purchase an aggregate 138,449 shares of the Common Stock. The warrants will be exercisable at an exercise price of $0.02 per share and are exercisable for 10 years from the date of issuance. Of the total number, warrants to purchase an aggregate of 46,142 shares of the Common Stock were issued to eight entities affiliated with Flagship Ventures, warrants to purchase 23,080 shares of the Common Stock were issued to Gilde, warrants to purchase 11,533 shares of the Common Stock were issued to Humana, warrants to purchase 5,773 shares of the Common Stock were issued to Dr. Papadopoulos and warrants to purchase 17,307 shares of the Common Stock were issued to each of Legg Mason, GE and SMALLCAP.

2.	On September 27, 2010, we issued $2.0 million in bridge notes to the same entities, in the same dollar amounts and on the same terms as those set forth in Item 1 above. In connection with the issuance of the bridge notes, on September 27, 2010, we issued warrants to the same entities, in the same share amounts and on the same terms as those set forth in Item 1 above.

3.	On November 4, 2010, we issued $2.0 million in bridge notes to the same entities, in the same dollar amounts and on the same terms as those set forth in Item 1 above. In connection with the issuance of the bridge notes, on November 4, 2010, we issued warrants to the same entities, in the same share amounts and on the same terms as those set forth in Item 1 above.

4.	On February 9, 2011, in connection with the closing of our initial public offering, we issued 3,304 shares of the Common Stock to one accredited investor upon the automatic net exercise of warrants to purchase shares of the Common Stock.

5.	On February 9, 2011, in connection with the completion of our initial public offering, we issued an aggregate of 908,651 shares of the Common Stock to 14 existing, accredited investors upon the automatic conversion of the unpaid principal amount and the accrued but unpaid interest on certain outstanding bridge notes, as of February 9, 2011, based on the initial public offering price of $7.00 per share. The outstanding bridge notes with an aggregate principal amount of $6.0 million were issued in three $2.0 million tranches in March 2010, September 2010 and November 2010 and carried an interest rate of 12% per year.

6.	On July 7, 2011, we issued 51,789 shares of the Common Stock to Legg Mason upon the net exercise of previously issued warrants to purchase shares of the Common Stock, without any additional consideration received by us. We originally issued the warrants in 2010 in connection with certain private placement transactions.

7.	On July 27, 2011, we issued 51,756 shares of the Common Stock to SMALLCAP upon the net exercise of previously issued warrants to purchase shares of the Common Stock, without any additional consideration received by us. We originally issued the warrants in 2010 in connection with certain private placement transactions.

8.	On September 1, 2011, we issued 2,789 shares of the Common Stock to Pieter Muntendam upon the net exercise of previously issued warrants to purchase shares of the Common Stock.

9.	On November 29, 2011, we issued 150,538 shares of the Common Stock to Stelios Papadopoulos upon the net exercise of previously issued warrants to purchase shares of the Common Stock, without additional consideration received by us. We originally issued the warrants in 2004, 2005, 2006, 2008 and 2010 in connection with certain private placement transactions.

10.	On February 10, 2012, we issued to (i) an affiliate of General Electric Capital Corporation a warrant to purchase up to 24,438 shares of the Common Stock and (ii) Comerica Bank a warrant to purchase up to 12,219 shares of the Common Stock, in each case, at an exercise price equal to $6.82 per share, pursuant to the terms of our loan agreement with these parties.

11.	On May 21, 2012, we issued 25,939 shares of Common Stock to NewcoGen — PE LLC upon the net exercise of previously issued warrants to purchase shares of Common Stock, without additional consideration received by us. We originally issued the warrants in 2006, 2008 and 2010 in connection with certain private placement transactions.

12.	On August 20, 2012, we issued 21,537 shares of Common Stock to NewcoGen — Elan LLC upon the net exercise of previously issued warrants to purchase shares of Common Stock, without additional consideration received by us. We originally issued the warrants in 2006 and 2010 in connection with certain private placement transactions.

13.	On January 24, 2013, we entered into a common stock purchase agreement with Aspire Capital Fund, LLC, or Aspire Capital, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $12 million of shares of the Company’s Common Stock over the 24-month term of the agreement. Under the agreement, we issued 132,743 shares of Common Stock to Aspire Capital as commitment shares on that date.

These issuances and the issuances of the underlying warrants referenced above were made in reliance on Section 4(a)(2) of the Securities Act, or Regulation D promulgated thereunder, as sales not involving a public offering. No underwriters were involved in the foregoing sales of securities. The recipients of securities in each of the above-referenced transactions represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the instruments representing such securities issued in such transactions. All recipients either received adequate information about us or had, through their relationship with us, adequate access to such information.

Item 16. Exhibits and Financial Statement Schedules.

See Exhibit Index following the signature page to this Registration Statement.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Massachusetts, on April 29, 2013.

BG MEDICINE, INC.

By	/s/ Eric Bouvier
Eric Bouvier President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of BG Medicine, Inc., hereby severally constitute and appoint Eric Bouvier and Charles H. Abdalian, Jr., and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable BG Medicine, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures		Title	Date

By:	/s/ Eric Bouvier Eric Bouvier	President and Chief Executive Officer (principal executive officer) and Director	April 29, 2013

By:	/s/ Charles H. Abdalian, Jr. Charles H. Abdalian, Jr.	Executive Vice President, Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)	April 29, 2013

By:	/s/ Noubar B. Afeyan, Ph.D. Noubar B. Afeyan, Ph.D.	Director	April 29, 2013

By:	/s/ Harrison Bains Harrison M. Bains	Director	April 29, 2013

By:	/s/ Stéphane Bancel Stéphane Bancel	Executive Chairman of the Board of Directors	April 29, 2013

By:	/s/ Timothy Harris, Ph.D., D.Sc. Timothy Harris, Ph.D., D.Sc.	Director	April 29, 2013

By:	/s/ Stelios Papadopoulos, Ph.D. Stelios Papadopoulos, Ph.D.	Director	April 29, 2013

By:	/s/ Brian Posner Brian Posner	Director	April 29, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Filed with this Report	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/ Reg. Number
3.1	Restated Certificate of Incorporation of the Registrant		Form 8-K (Exhibit 3.1)	2/11/11	001-33827

3.2	Restated Bylaws of the Registrant		Form 8-K (Exhibit 3.2)	2/11/11	001-33827

4.1	Form of Common Stock Certificate		Amendment No. 5 to Form S-1 (Exhibit 4.1)	11/22/10	333-164574

4.2	Fourth Amended and Restated Investor Rights Agreement, dated as of July 10, 2008		Form S-1 (Exhibit 4.2)	1/29/10	333-164574

4.3	Form of Common Stock Warrant issued to General Electric Capital Corporation		Form S-1 (Exhibit 4.4)	1/29/10	333-164574

4.4	Form of Common Stock Bridge Financing Warrant, together with a schedule of warrant holders		Form S-1 (Exhibit 4.5)	1/29/10	333-164574

4.5	Warrant issued to Silicon Valley Bank, dated November 9, 2007		Form S-1 (Exhibit 4.6)	1/29/10	333-164574

4.6	Warrant issued to Silicon Valley Bank, dated March 28, 2008		Form S-1 (Exhibit 4.7)	1/29/10	333-164574

4.7	Form of 2010 Common Stock Bridge Warrant, together with a schedule of warrant holders		Amendment No. 3 to Form S-1 (Exhibit 4.8)	8/31/10	333-164574

4.8	Warrant issued to GE Capital Equity Investments, Inc., dated as of February 10, 2012		Form 8-K (Exhibit 10.5)	2/16/12	001-33827

4.9	Warrant issued to Comerica Bank, dated as of February 10, 2012		Form 8-K (Exhibit 10.6)	2/16/12	001-33827

4.10	Form of Senior Indenture		Form S-3 (Exhibit 4.8)	5/25/12	333-181699

4.11	Form of Subordinated Indenture		Form S-3 (Exhibit 4.9)	5/25/12	333-181699

4.12	Registration Rights Agreement, dated as of January 24, 2013, by and between the Registrant and Aspire Capital Fund, LLC		Form 8-K (Exhibit 4.1)	1/24/13	001-33827

5.1	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.	X

Lease Agreements

10.1	Second Amendment to Lease, Sublease, and Assignment, Assumption and Amendment of Sublease by and between the Registrant and 610 Lincoln LLC, dated as of May 19, 2009		Form S-1 (Exhibit 10.1)	1/29/10	333-164574

10.2	Sublease Agreement by and between the Registrant and GPC Biotech, dated as of April 14, 2005, as amended		Form S-1 (Exhibit 10.2)	1/29/10	333-164574

Loan Agreements

10.3	Loan and Security Agreement by and among the Registrant, General Electric Capital Corporation as Agent, the Lenders and the Guarantors, dated as of February 10, 2012		Form 8-K (Exhibit 10.1)	2/16/12	001-33827

Exhibit Number	Exhibit Description	Filed with this Report	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/ Reg. Number
10.4	Promissory Note issued by the Registrant to General Electric Capital Corporation, dated as of February 10, 2012		Form 8-K (Exhibit 10.2)	2/16/12	001-33827

10.5	Promissory Note issued by the Registrant to Comerica Bank, dated as of February 10, 2012		Form 8-K (Exhibit 10.3)	2/16/12	001-33827

10.6	Pledge Agreement by and between the Registrant and General Electric Capital Corporation, dated as of February 10, 2012		Form 8-K (Exhibit 10.4)	2/16/12	001-33827

Agreements with Respect to Collaborations, Licenses, Research and Development

10.7.1+	License and Distribution Agreement by and between the Registrant and Abbott Laboratories, dated as of November 11, 2009		Amendment No. 3 to Form S-1 (Exhibit 10.4)	8/31/10	333-164574

10.7.2+	First Amendment to License and Distribution Agreement by and between the Registrant and Abbott Laboratories, dated as of February 3, 2010		Amendment No. 2 to Form S-1 (Exhibit 10.4.1)	3/12/10	333-164574

10.8.1+	Product License and Collaboration Agreement, Licensing Addendum No. 1 and Licensing Addendum No. 2 by and between the Registrant and ACS Biomarker B.V., dated as of May 4, 2007		Amendment No. 1 to Form S-1 (Exhibit 10.5)	2/12/10	333-164574

10.8.2+	Sublicense Agreement between the Registrant and ACS Biomarker B.V. dated July 11, 2012		Form 10-Q (Exhibit 10.2)	11/13/12	001-33827

10.9+	Strategic Agreement by and between the Registrant and Humana Inc., dated as of May 25, 2007, as amended May 12, 2008 and August 12, 2009		Amendment No. 1 to Form S-1 (Exhibit 10.6)	2/12/10	333-164574

10.10+	Participation Agreement by and between the Registrant and Philips Medical Systems Nederland B.V., dated as of December 22, 2006		Amendment No. 2 to Form S-1 (Exhibit 10.8)	3/12/10	333-164574

10.11.1+	Participation Agreement by and between the Registrant and AstraZeneca AB, dated as of November 24, 2006, as amended August 20, 2007		Amendment No. 2 to Form S-1 (Exhibit 10.9)	3/12/10	333-164574

10.11.2+	Amendment to the Participation Agreement by and between the Registrant and AstraZeneca AB, dated November 23, 2010		Form 10-K (Exhibit 10.11.2)	3/30/12	001-33827

10.12.1+	Participation Agreement by and between the Registrant and Merck & Co., Inc., dated as of July 28, 2006, as amended October 10, 2006 and June 14, 2007		Amendment No. 2 to Form S-1 (Exhibit 10.10)	3/12/10	333-164574

10.12.2+	Amendment to the Participation Agreement by and between the Registrant and Merck Sharp & Dohme Corp. (formerly Merck & Co., Inc.), dated as of May 28, 2010		Form 10-K (Exhibit 10.12.2)	3/30/12	001-33827

10.13+	Participation Agreement by and between the Registrant and Abbott Laboratories, dated as of March 28, 2008		Amendment No. 2 to Form S-1 (Exhibit 10.11)	3/12/10	333-164574

10.14.1	Participation Agreement by and between the Registrant and Takeda Pharmaceutical Company Limited, dated as of March 31, 2008		Amendment No. 2 to Form S-1 (Exhibit 10.12)	3/12/10	333-164574

10.14.2+	Amendment to the Participation Agreement by and between the Registrant and Takeda Pharmaceutical Company Limited, dated as of January 5, 2011		Form 10-K (Exhibit 10.14.2)	3/30/12	001-33827

Exhibit Number	Exhibit Description	Filed with this Report	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/Reg. Number
10.15+	Supply Agreement by and between the Registrant and Corgenix Medical Corporation, dated as of March 20, 2009		Amendment No. 2 to Form S-1 (Exhibit 10.13)	3/12/10	333-164574

10.16+	License and Supply Agreement by and between the Registrant and Laboratory Corporation of America Holdings, dated as of May 13, 2010		Amendment No. 3 to Form S-1 (Exhibit 10.14)	8/31/10	333-164574

10.17+	License and Distribution Agreement by and between the Registrant and Inverness Medical Innovations, Inc. (predecessor to Alere Inc.), dated as of March 19, 2010		Amendment No. 4 to Form S-1 (Exhibit 10.15)	11/8/10	333-164574

10.18+	License and Distribution Agreement by and between the Registrant and bioMérieux SA, dated as of May 29, 2010		Amendment No. 4 to Form S-1 (Exhibit 10.16)	11/8/10	333-164574

10.19+	License and Distribution Agreement by and between the Registrant and Siemens Healthcare Diagnostics Inc., dated as of December 14, 2010		Amendment No. 9 to Form S-1 (Exhibit 10.17)	2/3/11	333-164574

10.20+	Supply Agreement by and between the Registrant and Health Diagnostic Laboratory, Inc., dated as of March 15, 2011		Amendment No. 1 to Form 10-Q (Exhibit 10.1)	10/4/11	001-33827

Agreements with Executive Officers

10.21*	Employment Agreement by and between the Registrant and Eric Bouvier, effective as of January 9, 2012		Form 10-K (Exhibit 10.21)	3/30/12	001-33827

10.22*	Employment Agreement by and between the Registrant and Pieter Muntendam, effective as of January 9, 2012		Form 10-K (Exhibit 10.22)	3/30/12	001-33827

10.23*	Letter Agreement by and between the Registrant and Michael Rogers, dated as of June 30, 2009		Form S-1 (Exhibit 10.8)	1/29/10	333-164574

10.24*	Letter Agreement by and between the Registrant and Neal Gordon, dated as of December 17, 2008		Form S-1 (Exhibit 10.9)	1/29/10	333-164574

10.25*	Offer Letter by and between the Registrant and Stephen R.Miller, dated June 22, 2011		Form 10-Q (Exhibit 10.1)	8/11/11	001-33827

10.26*	Consulting Agreement by and between the Registrant and Stéphane Bancel, dated November 3, 2011		Form 10-Q (Exhibit 10.1)	11/7/11	001-33827

10.27*	Amended and Restated Change of Control Cash Severance Agreement by and between the Registrant and Pieter Muntendam, dated as of August 1, 2007		Form S-1 (Exhibit 10.11)	1/29/10	333-164574

10.28*	Amended and Restated Change of Control Cash Severance Agreement by and between the Registrant and Neal Gordon, dated as of December 22, 2008		Form S-1 (Exhibit 10.12)	1/29/10	333-164574

10.29*	Amended and Restated Cash Severance Agreement by and between the Registrant and Aram Adourian, dated as of August 1, 2007		Amendment No. 4 to Form S-1 (Exhibit 10.23)	11/8/10	333-164574

10.30*	Amended and Restated Cash Severance Agreement by and between the Registrant and Anastasia Rader, dated as of August 1, 2007		Amendment No. 4 to Form S-1 (Exhibit 10.24)	11/8/10	333-164574

10.31*	Form of Indemnification Agreement between the Registrant and its Directors and Executive Officers		Amendment No. 3 to Form S-1 (Exhibit 10.21)	8/31/10	333-164574

Exhibit Number	Exhibit Description	Filed with this Report	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/Reg. Number
10.32*	Employment Agreement by and between the Registrant and William Densel, effective as of June 27, 2012		Form 10-Q (Exhibit 10.1)	8/9/12	001-33827

10.33*	Severance Agreement and Release by and between the Registrant and Neal Gordon, effective as of January 10, 2013		Form 10-K (Exhibit 10.33)	3/18/13	001-33827

10.34*	Consulting Agreement by and between the Registrant and Neal Gordon, effective as of January 1, 2013		Form 10-K (Exhibit 10.34)	3/18/13	001-33827

10.35*	Side Letter Agreement by and between the Registrant and Aram Adourian, effective as of October 4, 2012		Form 10-K (Exhibit 10.35)	3/18/13	001-33827

10.36*	Employment Agreement by and between the Registrant and Charles H. Abdalian, Jr., effective as of October 18, 2012		Form 10-K (Exhibit 10.36)	3/18/13	001-33827

10.37*	Salary Modification Agreement by and between the Registrant and Anastasia Rader, effective as of January 7, 2013		Form 10-K (Exhibit 10.37)	3/18/13	001-33827

Equity Compensation Plans

10.38.1*	2001 Stock Option and Incentive Plan, as amended		Form S-1 (Exhibit 10.15)	1/29/10	333-164574

10.38.2*	Form of Incentive Stock Option Agreement under the 2001 Stock Option and Incentive Plan		Form S-1 (Exhibit 10.16)	1/29/10	333-164574

10.38.3*	Form of Non-Qualified Stock Option Agreement under the 2001 Stock Option and Incentive Plan		Form S-1 (Exhibit 10.17)	1/29/10	333-164574

10.39*	Non-Qualified Stock Option Agreement by and between the Registrant and Eric Bouvier, dated as of January 9, 2012		Form 10-K (Exhibit 10.33)	3/30/12	001-33827

10.40.1*	2010 Employee, Director and Consultant Stock Plan		Amendment No. 3 to Form S-1 (Exhibit 10.25)	8/31/10	333-164574

10.40.2*	Form of Stock Option Agreement under the 2010 Employee, Director and Consultant Stock Plan		Amendment No. 3 to Form S-1 (Exhibit 10.26)	8/31/10	333-164574

10.40.3*	Form of Restricted Stock Agreement under the 2010 Employee, Director and Consultant Stock Plan		Amendment No. 3 to Form S-1 (Exhibit 10.27)	8/31/10	333-164574

10.41*	2010 Employee Stock Purchase Plan		Amendment No. 3 to Form S-1 (Exhibit 10.28)	8/31/10	333-164574

10.42*	Non-Employee Director Compensation Policy		Form 10-K (Exhibit 10.36)	3/30/12	001-33827

Agreements with Investors

10.43	Common Stock Purchase Agreement, dated as of January 24, 2013, by and between the Registrant and Aspire Capital Fund, LLC		Form 8-K (Exhibit 10.1)	1/24/13	001-33827

Other Exhibits

21.1	Subsidiaries of the Registrant		Form 10-K (Exhibit 21.1)	3/18/13	001-33827

23.1	Consent of Deloitte & Touche LLP	X

Exhibit Number	Exhibit Description	Filed with this Report	Incorporated by Reference herein from Form or Schedule	Filing Date	SEC File/Reg. Number

23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1 to this registration statement)	X

24.1	Powers of Attorney (included on the signature page to this registration statement)	X

(*)	Management contract or compensatory plan or arrangement.
(+)	Confidential treatment has been granted by, or is being requested from, the Securities and Exchange Commission as to certain portions of this Exhibit, which portions have been omitted and filed separately with the Securities and Exchange Commission as part of an application for confidential treatment pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as applicable.